SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-15087


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant      Trailer Bridge, Inc.

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

                            10405 New Berlin Road E.
                             Jacksonville, FL 32226

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[X]  |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant is unable to timely file its Form 10-K for the period ended December 31, 2003, because the auditors, which the Registrant engaged on February 17, 2004, have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense. The Registrant was unable to obtain certain information related to certain contingencies (including but not limited to the refinancing of the Registrant's line of credit which is expected to close in mid-April, 2004) in a timely manner, and additional time is required to determine their impact on the Registrant's financial statements and required disclosures. A letter from the Registrant's auditors with respect to these matters is attached as an exhibit.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        William G. Gotimer, Jr.                     (212)        935-9518
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Trailer Bridge, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  March 31, 2004             By    /s/ John D. McCown
    -------------------            ---------------------------------------------
                                      John D. McCown
                                      Chairman of the Board and
                                      Chief Executive Officer

Year ended December 31, 2003 Compared to Year ended December 31, 2002

The Company received a refinancing proposal on December 9, 2003 that was approved on March 4, 2004 and the parties are now in documentation with a plan to close by mid-April. Trailer Bridge's actual results for the three months ending December 31, 2003 will show improvement compared to the three months ending December 31, 2002 and the Company anticipates that it will report net income for the three months ending March 31, 2004.

[Graphic omitted]      BDO Seidman, LLP        Mellon Financial Center
BDO                    Accountants and         1111 Brickell Avenue, Suite 2801
                        Consultants            Miami, Florida  33131
                                               Telephone: (305) 381-8000
                                               Fax:  (305) 374-1135



March 31, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Trailer Bridge, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2003 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2003 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we were not engaged by the Company until February 17, 2004 and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,


/s/ BDO Seidman LLP